333 South Hope Street Los Angeles, California 90071 Phone (213) 486-9200

March 27, 2015

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re: Annual shareholder reports and prospectuses

Dear Ms. Hatch:

Thank you for your comments on the fund shareholder reports and prospectuses, which you provided to Tim McHale on February 27, 2015. For your convenience, the substance of your comments has been restated below. Our responses are set forth under your restated comments.

Comment:	Explain the accounting treatment for deferred trustee compensation.

Response:	Deferred trustee compensation is accounted for as an unsecured liability of the fund. The fund accounts for the deferral of current fees and any appreciation or depreciation on the deferred balance of the trustee’s account as an adjustment to trustee fee expense and a trustee fee liability.

Comment:	For the American Funds College Target Date Series and American Funds Portfolio Series annual reports the schedule of investments includes underlying funds that would be considered affiliates under the 1940 Act. The underlying funds are not identified as affiliates throughout the report. Because they are affiliates the fund should disclose purchases, sales, income and realized gains. The statement of operations should identify investment in affiliates/non-affiliates.

Response:	Each fund in each series provides required affiliates disclosures, including purchase and sale information and separate line items in the funds’ financial statements for the value and cost of affiliates, as well as the income received from affiliates, when the fund holds more than 5% of the outstanding voting shares of the underlying funds. These disclosures are shown on American Funds College 2021 Fund, American Funds College 2018 Fund and American Funds College 2015 Fund in the American Funds College Target Date Series, and American Funds Income Portfolio and American Funds Preservation Portfolio in the American Funds Portfolio Series. Funds that do not provide affiliates disclosures do not own more than 5% of the outstanding shares of the underlying funds held in their respective portfolios.

Comment:	The expense table in the American Funds College Target Date Series lists the 12b-1 expense of 0% for the 529-E shares and .50% for the 529-F-1 shares. Typically these amounts are reversed for other funds.

Response:	We have updated the prospectus to reflect a .50% payment for 529-E shares and a 0% payment for 529-F-1 shares.

Comment:	The shareholder letter in the annual reports for American Funds Portfolio Series and Capital Group Private Client Services Funds should include a discussion on each of the funds.

Response:	A discussion of each fund will be included in the shareholder letter of the annual shareholder report going forward.

Comment:	The notes to the financials in the Capital Income Builder annual report and prospectus state that the fund’s advisory fee is .26%. It is .23% in the fee table in the prospectus. Please explain the discrepancy.

Response:	Capital Income Builder’s investment advisory fee contains an asset-based component and an income-based component. During the 2014 reporting period, the fund received a large dividend payment as a result of a corporate action. The additional income increased the income component of the fee, which resulted in a 3 basis point increase to the fund’s investment advisory fees. This income was due to a one-time event that is not expected to continue in future periods. A footnote describing the impact of the one-time event can be found in the fund’s financial highlights table, which is included in the fund’s annual report and prospectus.

Comment:	In the American Funds Mortgage Fund prospectus it appears the calculation of the Class R-2E expense is incorrect in the expense example.

Response:	The expense calculation has been corrected based on the 1.17% expense ratio disclosed in the fee table.

Comment:	The notes to the financials in the Washington Mutual Investors Fund annual report and prospectus state that the fund’s advisory fee is 0.195%. It is .24% in the fee table in the prospectus. Please explain the discrepancy.

Response:	During the period, Washington Mutual Investors Fund had an investment advisory fee paid to Capital Research and Management Company and a business management fee paid to Washington Management Corporation. For the year ended April 30, 2014, these fees were 0.195% and 0.044%, respectively, and were disclosed separately in the fund’s financial statements and notes to financial statements in the fund’s annual report. The fees are combined in the fund’s prospectus since they are component fees for the management of the fund.

Finally, as requested, we acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact either of us should you have any additional comments or questions.

Sincerely,

Rodney S. Kiemele

Assistant Vice President, Fund Business Management Group, Capital Research and Management Company

(949) 975-4782

Timothy W. McHale

Vice President and Associate Counsel, Fund Business Management Group, Capital Research and Management Company

(213) 615-0404